SUPERCONDUCTOR TECHNOLOGIES, INC.
460 Ward Drive, Suite F
Santa Barbara, California 93111


                                        May 24, 1999


Wilmington Securities, Inc.
824 Market Street, Suite 900
Wilmington, Delaware 19801

TGI Fund III, LLC
6501 Columbia Center
701 Fifth Avenue
Seattle, Washington 98104

Re: Series D Preferred Stock Financing

Gentlemen:

     This letter evidences the intent of Superconductor Technologies, Inc., a Delaware corporation ("STI") to sell to each of you, and of each of you (severally and not jointly) to purchase from STI, shares of Series D Preferred Stock and warrants having the terms and subject to the conditions indicated on the term sheet attached hereto as Exhibit A.

     Please execute one copy of this letter in the space below to evidence your commitment to the foregoing.

                                        Very truly yours,




Agreed to this 25th day of May, 1999
Wilmington Securities, Inc.
By: s/ Andrew H. McQuarrie

TGI Fund III, LLC
By: Tredegar Investments, Inc., its Manager
By:

TERM SHEET

Company:          Superconductor Technologies, Inc. (the "Company")

Amount:            $5,000,000 to $6,5000,000

Securities:Series D Preferred Stock representing approximately [13%] of the equity of the Company on a fully diluted basis (including the Company's employee stock option program).

Purchase Price:$2.50 per share.

Closing Date:     _________, 1999, subject to definitive documentation
satisfactory to the Company and Investors; receipt of necessary Board and shareholder approvals to authorize the Series D Preferred Stock (including approvals required by NASDAQ); expiration or termination of Hart-Scott-Rodino waiting period, if required; and completion of due diligence review by Investors.

Investors:Tredegar Investments (minimum of $3,000,000) and affiliates or related parties of The Hillman Company (minimum of $2,000,000); third investor to be identified.

Use of Proceeds:Enhanced sales and marketing efforts; development of additional products, and general working capital.

Current Capitalization:

               See attached schedule.

TERMS OF SERIES D PREFERRED STOCK:

1.Liquidation Preference

In the event of any liquidation or winding up of the Company, the holders of the Series D Preferred Stock shall be entitled to receive, in preference to the holders of Series A-2, Series A-3, Series B-1 and Series C Preferred Stock (collectively, "Existing Preferred Stock") and the holders of Common Stock, an amount (the "Liquidation Amount") equal to the original purchase price per share plus a return of 6% thereon, compounded annually from the closing date of the investment (the "Closing Date"). After payment of such Liquidation Amount, the holders of the Existing Preferred Stock shall receive any liquidation preference to which they are entitled and the holders of the
Common Stock will receive any remaining assets.   Consolidation or merger of
the Company or sale of substantially all of its assets shall be deemed to be a liquidation, unless shareholders of the Company are holders of more than 50% of the voting equity securities of the surviving corporation.

2.     Dividend Provisions

The holders of Series D Preferred will be entitled to receive cumulating dividends at the rate per annum of 6%, whether or not declared by the Board, prior to any dividends declared on the Company's Common Stock.

3.     Conversion

Series D Preferred (including any accrued and unpaid dividends) will be convertible into Common Stock, initially at a conversion value equal to the original purchase price per share, at any time at the holder's option. The conversion value of Series D Preferred will be subject to adjustment to take into account (i) subdivisions, combinations, splits, reverse splits, and stock dividends pertaining to the Common Stock, as well as (ii) the dilutive effects of future sales of Common Stock or equivalents (other than option shares and securities issued in non-financing transactions) at a price lower than the then applicable conversion price of Series D Preferred, using (a) a "full ratchet" formula for the first 12 months after closing and (b) a weighted-average formula thereafter.


4.     Voting Rights.

The holder of each share of Series D Preferred Stock shall have the right to that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

5.     Registration Rights

Shares of Common Stock issuable upon conversion of the Series D Preferred Stock will be entitled to one demand (which right shall be senior to the rights of the Existing Preferred Stock), unlimited piggy-back registration rights (which rights shall be pari passu with the rights of the Existing Preferred Stock) and unlimited S-3 registration rights if Form S-3 is available to the Company.

6.Transferability of Rights.

For the purpose of determining rights of the parties under the various documents and transferability of shares, such share amounts shall be aggregated, and such shares shall be transferable (subject only to securities laws), among affiliated persons or entities. For the purpose of the agreements "affiliated persons or entities" shall include, with respect to an Investor which is a limited partnership or limited liability company, to or with its partners, members, former members or an affiliated entity managed by the same manager or managing partner or management company, or managed or owned by an entity controlling, controlled by, or under common control with, suc h manager or managing partner or management company.

7.     Warrants.

On the Closing Date, the Investors shall receive warrants exercisable for [200,000] shares of the Company's Common Stock. The warrants shall have an exercise price of $3.00 per share; and shall have a term of 5 years from the Closing Date. [Number of warrants to increase with size of financing; 200,000 is based on $5,000,000 financing.]

8.     Purchase Agreement

The investment shall be made pursuant to a Series D Preferred Stock and Warrant Purchase Agreement acceptable to the Company and the Investors, which agreement shall contain appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein, and appropriate conditions of closing which shall include, among other things, satisfaction of the conditions listed above under "Closing Date"; compliance with applicable laws; the filing of an Amended and Restated Certificate of Incorporation authorizing the Series D Preferred Stock; waiver or compliance with existing rights of first offer; obtaining of required Board and shareholder consents; and opinions of counsel. The Series D Preferred Stock Purchase Agreement will also include covenants which are customary in private equity financings, including information and inspection rights and rights of first offer in future financings.

9.     Board Visitation Rights.

One representative of Tredegar Investments shall be entitled to attend all meetings of the Board of Directors of the Company, subject to a confidentiality agreement satisfactory to the Company and Tredegar Investments.

10.     Expenses

The Company and the Investors shall each bear their own legal and other expenses with respect to the transaction.


Superconductor Technologies, Inc.
Capitalization Table - Fully Diluted


Common Stock Outstanding7,729,716

Preferred Stock Convertible into Common

Series A-21,291,680
Series A-3   250,000
Series B-11,000,000
Series C   833,340
                                        3,375,020

Warrants Related to Preferred

Series A-2                                100,000
Series A-3                                 66,667
Series B-1                                120,000
Series C                                  120,000
Redemption Warrants                        75,000
                                          481,667

Other Warrants

Underwriters Warrant                      150,000
Silicon Valley Bank                        40,000
Leasing Technologies Inc.                  25,181
Tanner Unman                                3,750
                                          218,931

Employee/Director's Options

Total Available for Grant   1,925,991
Granted                     1,801,549
Granted and Vested            968,166

Fully Diluted Shares Before Series D   12,773,500

Series D

Convertible into Common                 2,000,000
Warrants                                  200,000
Anti-Dilution Shares                      155,561
                                        2,355,561

Fully Dilution Shares After Series D   15,129,061


Note: Above table assumes $5 million offering for Series D
